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[VINSON&ELKINS LOGO]


Allan D. Reiss  areiss@velaw.com
Tel 212.237.0018  Fax 917.849.5363



June 30, 2005




Mr. Daniel H. Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re:      Quintana Maritime Limited
                  Registration Statement on Form S-1
                  Filed May 3, 2005
                  File No. 333-124576

Dear Mr. Morris:

         On behalf of Quintana Maritime Limited (the "Registrant"), we have filed through EDGAR Amendment No. 2 ("Amendment No. 2") to the above referenced registration statement (the "Registration Statement").

         In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 28, 2005 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

         The Registrant wishes to proceed as soon as possible to print a preliminary prospectus substantially in the form contained in this filing.

         Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

         In your review of Amendment No. 2, we draw your attention in particular to the added paragraph on p.76, relating to an SEC inquiry that has come to the attention of the Registrant involving an alleged violation by our chief executive officer prior to his employment by the Registrant of the prohibition on loans to executive officers under the Sarbanes-Oxley Act of 2002.


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
Vinson & Elkins LLP  Attorneys at Law  Austin  Beijing        666 Fifth Avenue, 26th Floor, New York, NY 10103-0040
Dallas  Dubai  Houston  London  Moscow  New York              Tel 212.237.0000  Fax 212.237.0100  www.velaw.com
Tokyo  Washington
nyc:NewYork_138845_1.DOC
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                                                            June 30, 2005 Page 2


GENERAL

1. We have reviewed your responses to prior comments 25, 34 and 42 of our letter dated June 2, 2005, and we note that in each response you have stated that your disclosures will be updated as further information becomes available. As relevant decisions are made or changes in circumstances occur with regard to the revolving credit facility that you are seeking, the issuance of stock options, and the status of your stock split, please revise your disclosures to comply with our prior comments, as applicable.

       RESPONSE: The Registration Statement has been revised as requested. Please see page 80 for updated disclosure relating to stock options. Please see pages 28, 29, 82 and F-10 for updated disclosure relating to status of the stock split. Updated disclosure relating to the revolving credit facility will be added as relevant decisions are made or changes in circumstances occur.


COVER PAGE

2. Please limit the cover page to only the information required by Item 501(b) of Regulation S-K. In this regard, please delete the Use of Proceeds discussion from the cover page and instead discuss it early on in your summary.

       RESPONSE: The Registration Statement has been revised as requested. Please see the cover page and the addition of Use of Proceeds disclosure on page 1.


PROSPECTUS SUMMARY, PAGE 1

3. Please discuss the possible distribution of shares of common stock to your sole shareholder in the summary.

       RESPONSE: The Registration Statement has been revised as requested. Please see the first italicized paragraph on page 1.


OUR RELATIONSHIP WITH OUR SPONSORS, PAGE 4

4. Please name the affiliates here of each of Mr. Robertson, First Reserve and AMCI that beneficially own Quintana Maritime Investors LLC. Please also revise throughout, as necessary.
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                                                            June 30, 2005 Page 3


       RESPONSE: The Registration Statement has been revised as requested. Please see pages 4 and 66.


RESTRICTIVE COVENANTS IN OUR TERM LOAN FACILITY... RESTRICTIONS ON US, PAGE 11

5. Please clarify the second sentence of the second to last paragraph of this risk factor.

       RESPONSE: The Registration Statement has been revised as requested. Please see page 12.


THE INTERNATIONAL DRYBULK SHIPPING SECTOR IS CYCLICAL... RESULTS OF OPERATIONS, PAGE 17

6. The concern addressed in our prior comment 16 also applies to your added disclosure on page 18. Please acknowledge in the risk factor subheadings that accompany the added disclosure the risk that vessel values may be near the peak of their cycle.

       RESPONSE: The Registration Statement has been revised as requested. Please see page 18.


FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE MARKET PRICE, PAGE 24

7. To the extent practical, disclose the parties to the Registration Rights Agreement.

       RESPONSE: The Registration Statement has been revised to clarify the parties to the Registration Rights Agreement. Please see page 24.


USE OF PROCEEDS, PAGE 26

8. We note your response to our prior comment 22. We also note your added disclosure at page 65, under "Plan of Operations" that you may pay the balance for vessel acquisitions through net proceeds of the offering or capital contributions from your Sponsors. We also note disclosure at page 42 that you may use your new revolving credit facility to fund acquisitions. Please disclose here if you plan to use these sources of funds to acquire the vessels you are referring to in the Use of Proceeds or clarify. Refer to Instruction 3 to Item 504.
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                                                           June 30, 2005 Page 4

       RESPONSE: The Registration Statement has been revised as requested. Please see page 26, which in accordance with Instruction 3 to Item 504 discloses the amount and sources of funds other than the net proceeds of the offering required to fund the acquisition of the remaining three vessels in the Registrant's initial fleet.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OTHER EXPENSES, PAGE 34


9. We have reviewed your response to our prior comment 24, but we do not believe that our comment has been fully addressed by your revised disclosures. As your document indicates that general and administrative expenses consist of several different expense types, please revise your disclosures to specifically state the nature and amounts of the general and administrative expenses that have been incurred by your company since the commencement of operations.

       RESPONSE: The Registration Statement has been revised as requested. Please see page 33.


LIQUIDITY AND CAPITAL RESOURCES, PAGE 39

10. Please also discuss liquidity on a long-term basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

       RESPONSE: The Registration Statement has been revised as requested. Please see page 38.


PLAN OF OPERATIONS, PAGE 64

11. We note that you may require capital contributions from sponsors in order to meet your capital needs for the remainder of the year. Please supplementally describe the arrangements that you have made with sponsors to ensure that any needed capital contributions will be forthcoming. Please state, if true, that there is no guarantee that you will receive any further capital contributions.

       RESPONSE: The Registrant supplementally advises the Staff that it does not require further capital contributions from sponsors in order to meet capital needs for the remainder of the year, and has no arrangements with sponsors to provide further capital contributions. Any references to further capital contributions from sponsors have been deleted. The Registrant expects that cash flow from operations and borrowings under

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                                                           June 30, 2005 Page 5

       its term loan facility or under the proposed revolving credit facility will satisfy any capital needs for the remainder of the year.


COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT, UNDERWRITING, PAGE 79

12. We note your response to our prior comment 33. Please consider whether the compensation you intend to pay in the next 12 months, if any, would be material to an investment decision. If so, please disclose it.

       RESPONSE: The Registrant supplementally advises the Staff that it does not believe the compensation it intends to pay in the next 12 months is material to an investment decision. The Registration Statement has been revised to disclose the compensation for non-employee directors. Please see pages 79 and 80.


PRINCIPAL SHAREHOLDERS, PAGE 82

13. It is not clear to us from the disclosure in the table, and the accompanying footnotes, how FR X Offshore, L.P. and Corbin J. Robinson, Jr. beneficially own 100% of Quintana Maritime Limited. Please explain and/or expand your disclosure in the document.

       RESPONSE: The Registration Statement has been revised as requested. Please see page 83, footnotes (2) and (3).


NOTES TO THE CONSOLIDATED STATEMENT OF OPERATIONS
SIGNIFICANT ACCOUNTING POLICIES
REVENUES AND EXPENSES, PAGE F-8

14. We have reviewed your response to our prior comment number 43, and we do not object with your decision to recognize bunkers (fuel) expense and commission expense on a pro-rata basis, as in substance, your method of recognizing these expenses would approximate the amount of expense incurred. As voyage costs include other costs (e.g. port and canal charges) which you are also recognizing on a pro-rata basis, please expand your disclosures in Note 2 to your financial statements to specifically state that the financial impact of recognizing these other expenses pro-rata, as opposed to as incurred is immaterial, and disclose the reasons why.
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                                                           June 30, 2005 Page 6

       RESPONSE: The Registration Statement has been revised as requested. Please see pages F-8 and F-9.


SUBSEQUENT EVENTS, PAGE F-11

15. We note per your response to our prior comment 47 and your subsequent event footnote that your company repaid all amounts outstanding under its bridge credit agreement in May of 2005, using borrowings under its term loan facility. We also note that an additional two vessels have been delivered to your company since your Form S-1 filed on May 3, 2005, for which you have not discussed the related financing. As such, please disclose the outstanding loan balance that has been drawn against your term loan facility. In addition, if other sources of funding were used in the acquisition of the vessels delivered on May 4, 2005 and May 6, 2005, please expand your disclosures to discuss the nature and terms of this financing.

       RESPONSE: The Registration Statement has been revised as requested. Please see page F-11.


16. We also note that subsequent to your balance sheet date, your sole shareholder has made additional capital contributions totaling $38,818,637. Please expand your discussion in the "Liquidity and Capital Resources" section of your document and Note 7 to your financial statements to discuss your company's intended use for these funds. If all or a portion of these funds have already been used, please disclose this fact.

       RESPONSE: The Registration Statement has been revised as requested. Please see pages 38 and F-10.


EXHIBITS

17. If adopted prior to effectiveness, please file the 2005 Stock Incentive Plan as an exhibit.

       RESPONSE: The Registrant supplementally advises the Staff that the 2005 Stock Incentive Plan has been adopted and the Registrant has filed the 2005 Stock Incentive Plan as Exhibit 10.9 to the Registration Statement.

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                                                            June 30, 2005 Page 7


OTHER

18. Please consider the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, upon filing your revised document.

       RESPONSE: The Registrant has considered the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, and believes that pursuant to such rule, the financial statements of the Registrant are current.



19. Please provide a currently dated consent from your independent public accountant in your amended document.



       RESPONSE: The Registrant has provided a currently dated, manually signed consent from the independent public accountant in the form in which it will appear once the stock split has become effective. Please see exhibit 23.3.



         Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to Allan Reiss at (212) 237-0018 or to James Fox at (212) 237-0131.

                                            Very truly yours,


                                            Vinson & Elkins L.L.P


                                            By:      /s/ Allan D. Reiss
                                                     --------------------------
                                                     Allan D. Reiss